Exhibit 99.1

Eupraxia Pharmaceuticals Announces Positive Data from Fifth Cohort of RESOLVE Phase 1b/2a Trial of EP-104GI for Treatment of Eosinophilic Esophagitis

▪	One of three patients in Cohort 5 achieved complete histological remission at 12 weeks.
▪	Consistent improvement in patient-reported outcomes with six of six evaluable patients in the fourth and fifth cohorts experiencing a reduction in symptom (SDI1) scores at 12 weeks.
▪	At 24 weeks, the fourth cohort experienced the largest average reduction in SDI scores of all cohorts to date.
▪	The fifth cohort continued to show improved patient outcomes with the greatest percentage change in histology (EoEHSS2) scores of any cohort to date.
▪	Both the mean reduction in Peak Eosinophil Counts (PEC3)at four biopsy sites and the percent change in histology (EoEHSS2) scores showed a clear dose response across Cohorts 3 to 5, with Cohort 5 showing the greatest response. No serious adverse events reported in any of the five cohorts to date.
▪	Cohort 6 is now fully enrolled and dosed, with 12-week data anticipated in Q1 2025.

Victoria, B.C. – November 12, 2024 – Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (TSX: EPRX) (NASDAQ: EPRX), a clinical-stage biotechnology company developing precision drug delivery for indications with significant unmet need, today announced additional positive clinical data from its RESOLVE Phase 1b/2a trial, which is evaluating the safety and efficacy of EP-104GI as a treatment for eosinophilic esophagitis (“EoE”).

New Clinical Data from the Fifth Cohort of the RESOLVE Trial

The results announced today from the fifth cohort of the RESOLVE trial, for treatment of EoE, are derived from 12, 4 mg injections of EP-104GI (total dose of 48 mg) administered to the lower two-thirds of each patient's esophagus. The data show:

▪	One patient achieved complete histological remission, defined by the presence of fewer than six eosinophils per high-powered field on esophageal biopsy.
▪	Straumann Dysphagia Index (“SDI”)[1], a patient-reported outcome measure designed to assess symptom severity, was lower for all three patients post-administration with peak reductions up to 3 points (50% from baseline). At 12 weeks post-administration, mean SDI reduction was 41% or 2.3 points.
▪	Eosinophilic Esophagitis Histology Scoring System (“EoEHSS”)[2] scores, which evaluate the severity and extent of EoE, showed the largest percent reduction of any cohort to date at 12 weeks, with peak reduction of 100% in Stage and Grade scores, and a mean 54% reduction in Composite Stage and Grade scores.
▪	Using data from four biopsy sites, which is consistent with the U.S. Food and Drug Administration (“FDA”) Guidance for Developing Drugs for the Treatment of EoE, the mean reduction in Peak Eosinophil Counts (“PEC”)[3] was 83% at 12 weeks.

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Plasma fluticasone levels continue to be predictable and well-below published levels of daily fluticasone asthma treatments. “As the RESOLVE trial advances, we are observing increasingly positive data on efficacy and safety outcomes, including no adverse events such as candidiasis, adrenal suppression or glucose derangement,” said Dr. James Helliwell, Chief Executive Officer of Eupraxia. “Notably, higher dosing levels are yielding improved patient responses, such as histological remission, enhanced patient-reported symptom scores, and favourable histology results, all without reaching a maximum tolerated dose thus far."

The RESOLVE trial is a Phase 1b/2a, multicentre, open-label, dose-escalation study to evaluate the safety, tolerability, pharmacokinetics, and efficacy of EP-104GI in adults with histologically confirmed active EoE. EP-104GI is administered as a single dose via four to 20 injections into a patient’s esophageal wall. Dose escalations increase the dose per site and/or number of sites. Participants in the first through the fourth cohorts have been assessed for up to 24 weeks. Patients in cohorts five and above will be assessed for 52 weeks.

The Company intends to continue to periodically disclose additional data from the trial.

New Clinical Data from the Fourth Cohort in the RESOLVE Trial

The results announced today from the fourth cohort of the RESOLVE trial in EoE, are derived from 12, 2.5 mg injections of EP-104GI (total dose of 30 mg) administered to a portion of each patient's lower esophagus. The data show:

•       SDI1 scores continued to improve out to 24 weeks (average four-point reduction), showing the largest reduction in scores for any cohort to date at this time point.

•	EoEHSS[2] Composite Stage and Composite Grade scores were both lower than baseline at 12 weeks post-administration, showing an average reduction of 39% and 37%, respectively.
•	Using data from four biopsy sites, which is consistent with the FDA Guidance for Developing Drugs for the Treatment of EoE, the mean reduction in PEC[3] was 67% at 12 weeks. This compares favourably with 55% mean reduction in PEC in cohort 3.

Notes

1.	Straumann Dysphagia Index, or SDI, is a patient-reported outcome score that uses a seven-day recall measuring dysphagia (trouble swallowing) severity and frequency. A reduction in SDI is a positive outcome for the RESOLVE trial.
2.	In the Eosinophilic Esophagitis Histology Scoring System, or EoEHSS, grade indicates the severity of each of the eight histologic features assessed by the EoEHSS while stage indicates their extent. For the RESOLVE trial, these features include inflammation, increased cell production in a normal tissue or organ, and fibrosis, also known as fibrotic scarring, and five other features. A reduction in EoEHSS is a positive outcome for the RESOLVE trial.
3.	Peak Eosinophil Counts, or PEC, means the peak number of eosinophils found in esophageal biopsies. Eosinophils are one of several white blood cells that support a person’s immune system. A reduction in PEC is a positive outcome for the RESOLVE trial.

About EoE

EoE is an inflammatory-mediated disease in which white blood cells migrate into and become trapped in the esophagus, creating pain and difficulty with swallowing food. According to market research from Clearview Healthcare Partners, EoE affects more than 450,000 people in the United States and has been identified by the American Gastroenterological Association as rapidly increasing in both incidence and prevalence. Impacts from both symptoms and interventions frequently lead to mental health issues, compounding the disease burden of EoE for both the healthcare system and the individual.

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About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. DiffuSphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs. The technology is designed to support extended duration of effect and delivery of drugs in a hyper-localized fashion, targeting only the tissues that physicians are wanting to treat. We believe the potential for fewer adverse events may be achieved through the precision targeting and the stable and flat delivery of the active ingredient when using the DiffuSphere™ technology, versus the peaks and troughs seen with more traditional drug delivery methods. The precision of Eupraxia’s DiffuSphere™ technology platform has the potential to augment and transform existing FDA-approved drugs to improve their safety, tolerability, efficacy and duration of effect. The potential uses in therapeutic areas may go beyond pain and inflammatory gastrointestinal disease, where Eupraxia currently is developing advanced treatments, to also be applicable in oncology, infectious disease and other critical disease areas.

Eupraxia’s EP-104GI is currently in a Phase 1b/2a trial, the RESOLVE trial, for the treatment of EoE. EP-104GI is administered as an injection into the esophageal wall, providing local delivery of drug. This is a unique treatment approach for EoE. Eupraxia also recently completed a Phase 2b clinical trial (SPRINGBOARD) of EP-104IAR for the treatment of pain due to knee osteoarthritis. The trial met its primary endpoint and three of the four secondary endpoints. In addition, Eupraxia is developing a pipeline of later and earlier-stage long-acting formulations. Potential pipeline indications include candidates for other inflammatory joint indications and oncology, each designed to improve on the activity and tolerability of currently approved drugs. For further details about Eupraxia, please visit the Company's website at: www.eupraxiapharma.com.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", “suggests”, "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Company's product candidates, including their expected benefits to patients with respect to safety, tolerability, efficacy and duration; additional clinical data from the RESOLVE trial of EP-104GI in EoE, including the Company’s intention to periodically disclose such data and timing thereof; the Company’s expectations regarding dose-escalating cohorts; the results gathered from studies and trials of Eupraxia's product candidates; the potential for the Company's technology to impact the drug delivery process; potential market opportunity for the Company’s products; and potential pipeline indications. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its products and services; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

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For investor and media inquiries, please contact:

Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302

degan@eupraxiapharma.com

or

Adam Peeler, on behalf of:

Eupraxia Pharmaceuticals Inc.

416.427.1235

adam.peeler@loderockadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.

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